May 30, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Ronald Alper

Re:	Jerash Holdings (US), Inc. Registration Statement on Form S-3 File No. 333-231395

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Jerash Holdings (US), Inc. (the “Registrant”), hereby requests that the effective date of the Registration Statement on Form S-3 filed by the Registrant with the U. S. Securities and Exchange Commission be accelerated so that the same may become effective at 4:00 p.m. on Friday, May 31, 2019, or as soon thereafter as practicable.

If you have any questions or comments, please contact Alexander McClean of Harter Secrest & Emery LLP at (585) 232-6500.

Very truly yours,

Jerash Holdings (US), Inc.

By:	/s/ Richard J. Shaw
Richard J. Shaw
Chief Financial Officer